CHARRON FAVREAU, S.P.C.

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

February 1, 2019

TABLE OF CONTENTS

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

This Right of First Refusal and Co-Sale Agreement (the "**Agreement**") is made as of February 1, 2019 by and among Charron Favreau, S.P.C., a Washington Social Purpose Corporation (the "**Company**"), and the entities and individuals listed on the Schedule of Investors attached hereto as <u>Exhibit A</u> who have executed this Agreement, whether executing at the Initial Closing or any time thereafter (each an "**Investor**," and collectively, the "**Investors**"), and Kurt Charron (the "**Founder**").

RECITALS

WHEREAS, the Founder currently owns shares of the Company's Common Stock; and

WHEREAS, each Founder and Investor is a party to an agreement for the purchase of shares of Company Common Stock (the "**Purchase Agreement**"), and in connection with the closing of the sale of the stock to the Founder and Investors, the Founder, Investors and the Company agree to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the mutual premises and covenants herein contained and other consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.   **Certain Definitions**. For purposes of this Agreement, the following terms have the following meanings:

        A.   "**Common Stock**" means the common stock of the Company.

        B.   "**Change of Control**" means the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction continue to retain (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Company held by such holders prior to such transaction, at least 50% of the total voting power represented by the voting securities of the Corporation or such surviving entity outstanding immediately after such transaction or series of transactions.

        C.   "**Convertible Securities**" means all then outstanding options, warrants, rights, convertible notes, Preferred Stock or other securities of the Company directly or indirectly convertible into or exercisable for shares of Common Stock.

        D.   "**Co-Sale Eligible Investor**" means each Eligible Investor who has not exercised its right in Sections 3(B) and/or 3(C), as the case may be.

        E.   "**Days**" means calendar days; provided that if any day falls on a weekend or a federal holiday, the term "day" shall mean the next business day.

F.   "**Eligible Investor**" means any Founder or Investor who, at the time in question, holds at least 100,000 shares of Common Stock or Convertible Securities (as may be adjusted from time to time for stock splits, stock dividends, combinations, subdivisions, recapitalizations and the like).

G.   "**Preferred Stock**" means the Preferred Stock of the Company, if any.

H.   "**Qualified Initial Public Offering**" means an underwritten or institutionally placed initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, or the comparable laws of the relevant jurisdiction covering the offer and sale of Common Stock, provided that the aggregate gross proceeds to the Company are not less than $15,000,000.

I.   "**Rights of Co-Sale**" means the rights of co-sale provided to the Co-Sale Eligible Investors in Section 4 of this Agreement.

J.   "**Rights of First Refusal**" means the rights of first refusal provided to the Company and the Eligible Investors in Section 3 of this Agreement.

K.   "**Seller**" means any Founder or Investor, proposing to Transfer Seller Shares.

L.   "**Seller Shares**" means all shares of Common Stock and Convertible Securities of the Company owned as of the date hereof or hereafter acquired by the Founder or Investors, as the case may be (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations and the like).

M.   "**Transfer**," "**Transferring**," "**Transferred**," or words of similar import, mean and include any sale, assignment, encumbrance, hypothecation, pledge, conveyance in trust, gift, transfer by bequest, devise or descent, or other transfer or disposition of any kind, including but not limited to transfers to receivers, levying creditors, trustees or receivers in bankruptcy proceedings or general assignees for the benefit of creditors, whether voluntary or by operation of law, directly or indirectly by an Investor or Investors, except:

(1)   any bona fide pledge made pursuant to a bona fide loan transaction that creates a mere security interest, if the pledgee executes a counterpart copy of this Agreement and becomes bound thereby as a Seller in the event that and to the extent that such pledgee ever acquires ownership of such shares;

(2)   any transfers of Seller Shares by the Seller to Seller's spouse, ex-spouse, domestic partner, lineal descendant or antecedent, brother or sister, the adopted child or adopted grandchild, or the spouse or domestic partner of any child, adopted child, grandchild or adopted grandchild of Seller, or to a trust or trusts for the exclusive benefit of Seller or those members of Seller's family specified in this Section 1(O)(2) or transfers of Seller Shares by Seller by devise or descent; provided, that, in all cases, the transferee or other recipient executes a counterpart copy of this Agreement and becomes bound thereby as was Seller;

(3)   any bona fide gift effected for charitable or tax planning purposes, provided, that the pledgee, transferee or donee or other recipient executes a counterpart copy of this Agreement and becomes bound thereby as was Seller;

(4)   in any one 12 month period, on a cumulative basis, up to 5% of Seller Shares (calculated as of the date of this Agreement) held by Seller; provided that the aggregate maximum amount of shares transferable pursuant to this Section 1(O)(4) shall not exceed 15% of Seller Shares (calculated as of the date of this Agreement and as may be adjusted from time to time for stock splits, stock dividends, combinations, subdivisions, recapitalizations and the like) held by Seller;

(5)   by operation of law;

(6)   any transfer to the Company or an Eligible Investor pursuant to the terms of this Agreement;

(7)   any repurchase of the Seller Shares by the Company pursuant to agreements under which the Company has the option to repurchase such Seller Shares upon the occurrence of certain events, such as termination of employment, or in connection with the exercise by the Company of any rights of first refusal; and

(8)   any redemption of shares pursuant to the Company's Articles of Incorporation.

If Seller plans to make any of the above excepted transfers, then, prior to transferring its Seller Shares, Seller shall deliver to the Company a written notice stating: (i) Seller's bona fide intention to make an excepted transfer of its Seller Shares; (ii) the name, address and phone number of each proposed transferee; (iii) the aggregate number of Seller Shares to be transferred to each proposed transferee; and (iv) the section in this agreement upon which Seller is relying in making an excepted transfer.

2.   **Restrictions on Transfer**.

A.   **General**. Before Seller may Transfer any Seller Shares, Seller must comply with the provisions of Section 2(B), Section 3, and Section 4.

B.   **Notice of Proposed Transfer**. Prior to Seller Transferring any Seller Shares, Seller shall simultaneously deliver to the Company and the Eligible Investors a written notice (the "**Transfer Notice**") in the form attached hereto as Exhibit B, stating: (i) Seller's bona fide intention to sell or otherwise Transfer such Seller Shares; (ii) the name, address and phone number of each proposed purchaser or other transferee ("**Proposed Transferee**"); (iii) the aggregate number of Seller Shares proposed to be Transferred to each Proposed Transferee (the "**Offered Shares**"); (iv) the bona fide cash price or, in reasonable detail, other consideration for which Seller proposes to Transfer the Offered Shares (the "**Offered Price**"); and (v) each Eligible Investor's right to exercise either its Right of First Refusal or its Right of Co-Sale (but not both rights) with respect to the Offered Shares.

3.   **Right of First Refusal.**

A.   **Exercise by the Company.**

(1)   For a period of 20 days (the "**Initial Exercise Period**") after the last date on which the Transfer Notice is, pursuant to Section 8(A) hereof, deemed to have been delivered to the Company and all Eligible Investors, the Company shall have the right to purchase all or any part of the Offered Shares on the terms and conditions set forth in this Section 3. In order to exercise its right hereunder, the Company must deliver written notice to Seller within the Initial Exercise Period.

(2)   Upon the earlier to occur of (a) the expiration of the Initial Exercise Period or (b) the time when Seller has received written confirmation from the Company regarding its exercise of its Right First Refusal, the Company shall be deemed to have made its election with respect to the Offered Shares, and the shares for which the Eligible Investors may exercise their Rights of First Refusal (as described below) shall be correspondingly reduced, if appropriate.

B.   **Initial Exercise by the Eligible Investors.**

(1)   Subject to the limitations of this Section 3(B), during the Initial Exercise Period the Eligible Investors shall have the right to purchase all or any part of the Offered Shares not purchased by the Company pursuant to Section 3(A) above (the "**Remaining Shares**") on the terms and conditions set forth in this Section 3. In order to exercise its rights hereunder, such Eligible Investor must provide written notice delivered to Seller within the Initial Exercise Period.

(2)   To the extent the aggregate number of shares that the Eligible Investors desire to purchase (as evidenced in the written notices delivered to Seller) exceeds the Remaining Shares, each Eligible Investor so exercising will be entitled to purchase its pro rata share of the Remaining Shares, which shall be equal to that number of the Remaining Shares equal to the product obtained by multiplying (x) the number of Remaining Shares by (y) a fraction, (i) the numerator of which shall be the number of shares of Common Stock (assuming conversion of all Preferred Stock into Common Stock) held by such Eligible Investor on the date of the Transfer Notice and (ii) the denominator of which shall be the number of shares of Common Stock (assuming conversion of all Preferred Stock into Common Stock) held on the date of the Transfer Notice by all Eligible Investors exercising their Rights of First Refusal ("**Pro Rata ROFR Share**").

(3)   Within five days after the expiration of the Initial Exercise Period, Seller will give written notice to the Company and each Eligible Investor specifying the number of Offered Shares to be purchased by the Company and each Eligible Investor exercising its Right of First Refusal (the "**ROFR Confirmation Notice**"). The ROFR Confirmation Notice shall also specify the number of Offered Shares not purchased by the Company or the Eligible Investors, if any, pursuant to Sections 3(A) and 3(B) hereof ("**Unsubscribed Shares**") and shall list each Participating Investor's (as defined in Section 3(C) hereof) Subsequent Pro Rata Share (as described in Section 3(C)) of any such Unsubscribed Shares.

C.   **Purchase Price**. The purchase price for the Offered Shares to be purchased by the Company or by an Eligible Investor exercising its Right of First Refusal under this Agreement will be the Offered Price, and will be payable as set forth in Section 3(E) hereof. If the Offered Price includes consideration other than cash, the cash equivalent value of the non-cash consideration will be determined by the Board of Directors of the Company in good faith, which determination will be binding upon the Company, the Eligible Investor and Seller, absent fraud or error.

D.   **Closing; Payment**. Subject to compliance with applicable state and federal securities laws, the Company and the Eligible Investors exercising their Rights of First Refusal shall effect the purchase of all or any portion of the Offered Shares, including the payment of the purchase price, within 10 days after the later of (i) delivery of the ROFR Confirmation Notice and (ii) Delivery of the Co-Sale Confirmation Notice (as defined in Section 4(A)(3) below) (the "**Right of First Refusal Closing**"). Payment of the purchase price will be made, at the option of the party exercising its Right of First Refusal, (i) in cash (by check), (ii) by wire transfer of immediately available funds, (iii) by cancellation of all or a portion of any outstanding indebtedness of Seller to the Company or the Eligible Investor, as the case may be, or (iv) by any combination of the foregoing. At such Right of First Refusal Closing, Seller shall deliver to each of the Company and the Eligible Investors exercising their Rights of First Refusal, one or more certificates, properly endorsed for transfer, representing such Offered Shares so purchased.

E.   **Exclusion from Right of First Refusal**. This Right of First Refusal shall not apply with respect to Common Stock (including shares of Preferred Stock issued or issuable upon conversion thereof) sold and to be sold by Eligible Investors pursuant to the Right of Co-Sale (set forth in Section 4 below).

4.   **Right of Co-Sale**.

A.   **Exercise by the Eligible Investors**.

(1)   Subject to the limitations of this Section 4, to the extent that the Company and the Eligible Investors do not exercise their respective Rights of First Refusal with respect to all or any part of the Offered Shares or the Remaining Shares, as applicable, pursuant to Section 3 hereof, then each Eligible Investor who has not exercised its Right of First Refusal pursuant to Section 3(B) or 3(C) (a "**Co-Sale Eligible Investor**") shall have the right to participate in such sale of the Offered Shares which are not being purchased by the Company or the Eligible Investors pursuant to their respective Rights of First Refusal ("**Residual Shares**") on the same terms and conditions as specified in the Transfer Notice. To exercise its rights hereunder, each Co-Sale Eligible Investor (a "**Selling Investor**") must have provided a written notice to Seller within the Initial Exercise Period indicating the number of shares it holds that it wishes to sell pursuant to this Section 4(A).

(2)   If the aggregate number of shares that the Selling Investors desire to sell (as evidenced by written notices delivered to Seller) exceeds the number of Residual Shares, each Selling Investor will be entitled to sell up to its pro rata share of the Residual Shares which shall be equal to that number of Residual Shares equal to the product obtained by multiplying (x) the number of Residual Shares by (y) a fraction, (i) the numerator of which shall be the number

of shares of Common Stock (assuming conversion of all Preferred Stock and Convertible Securities into Common Stock) held on the date of the Transfer Notice by such Selling Investor and (ii) the denominator of which shall be the number of shares of Common Stock (assuming conversion of all Preferred Stock and Convertible Securities into Common Stock) held on the date of the Transfer Notice by Seller and the Selling Investors ("**Pro Rata Co-Sale Share**").

(3)   Within 10 days after the expiration of the Initial Exercise Period, Seller will give written notice to the Company and each Selling Investor specifying the number of Residual Shares to be sold by each Selling Investor exercising its Right of Co-Sale (the "**Co-Sale Confirmation Notice**"). The Co-Sale Confirmation Notice shall also specify the number of Residual Shares not purchased by the Selling Investors, if any, pursuant to Section 4 hereof (the "**Unsubscribed Residual Shares**") and shall list each Participating Co-Sale Investor's (as defined in Section 4(B) hereof) Subsequent Pro Rata Co-Sale Share (as described in Section 4(B)) of any such Unsubscribed Residual Shares.

B.   **Closing; Consummation of the Co-Sale**. Subject to compliance with applicable state and federal securities laws, the sale of the Residual Shares by the Selling Investors shall occur within 10 days after delivery of the Co-Sale Confirmation Notice (the "**Co-Sale Closing**"). If a Selling Investor exercised the Right of Co-Sale in accordance with this Section 4, then such Selling Investor shall deliver to Seller at or before the Co-Sale Closing, one or more certificates, properly endorsed for Transfer, representing the number of Residual Shares to which the Selling Investor is entitled to sell pursuant to this Section 4. At the Co-Sale Closing, Seller shall cause such certificates or other instruments to be Transferred and delivered to the Transferee pursuant to the terms and conditions specified in the Transfer Notice, and Seller will remit, or will cause to be remitted, to each Selling Investor, at the Co-Sale Closing, that portion of the proceeds of the Transfer to which each Selling Investor is entitled by reason of each Selling Investor's participation in such Transfer pursuant to the Right of Co-Sale.

C.   **Exclusion from Co-Sale Right**. This Right of Co-Sale shall not apply with respect to Common Stock (including shares issued or issuable upon conversion of Preferred Stock) sold or to be sold to Eligible Investors or the Company pursuant to the Right of First Refusal.

D.   **Multiple Series, Class, or Type of Stock**. If the Offered Shares consist of more than one series, class, or type of security, Seller has the right to Transfer hereunder each such series, class, or type; provided, that if, as to the Right of Co-Sale, a Selling Investor does not hold any of such series, class, or type and the Proposed Transferee is not willing, at the Co-Sale Closing, to purchase some other series, class, or type of security from such Selling Investor, or is unwilling to purchase any security from such Selling Investor at the Co-Sale Closing, then such Selling Investor will have the put right (the "**Put Right**") set forth in Section 5(B) below.

E.   **Seller's Right To Transfer**. If any of the Offered Shares remain available after the exercise of all Rights of First Refusal and all Rights of Co-Sale, then the Seller shall be free to Transfer, subject to Section 5 below, any such remaining shares to the Proposed Transferee at the Offered Price or a higher price in accordance with the terms set forth in the Transfer Notice; provided, however, that if the Offered Shares are not so Transferred during the 72 day period following the deemed delivery of the Transfer Notice, then Seller may not Transfer any of such remaining Offered Shares without complying again in full with the provisions of this Agreement.

5. **Conditions to Valid Transfer.**

A. **Generally.** Any attempt by Seller to Transfer any Seller Shares in violation of any provision of this Agreement will be void. No securities shall be transferred by Seller unless (i) such Transfer is made in compliance with all of the terms of this Agreement and all applicable federal and state securities laws and (ii) prior to such Transfer, the transferee or transferees sign a counterpart to this Agreement pursuant to which it or they agree to be bound by the terms of this Agreement. The Company will not be required to (i) transfer on its books any shares that have been sold, gifted, or otherwise Transferred in violation of any provisions of this Agreement or (ii) to treat as owner of such shares, or accord the right to vote or pay dividends to any purchaser, donee, or other transferee to whom such shares may have been so Transferred.

B. **Put Right.** If Seller Transfers any Seller Shares in contravention of the Right of Co-Sale under this Agreement (a "**Prohibited Transfer**"), or if the Proposed Transferee of Offered Shares desires to purchase a class, series, or type of stock offered by Seller but not held by a Selling Investor, or the Proposed Transferee is unwilling to purchase any securities from a Selling Investor, such Selling Investor may, by delivery of written notice to such Seller (a "**Put Notice**") within 10 days after the later of (i) the Co-Sale Closing and (ii) the date on which such Selling Investor becomes aware of the Prohibited Transfer or the terms thereof, require such Seller to purchase from such Selling Investor that number of shares of Preferred Stock (on an as-converted basis) or Common Stock subject to Section 5(B)(2)) that is equal to the number of Residual Shares such Selling Investor would have been entitled to Transfer to the purchaser (the "**Put Shares**"). Such sale shall be made on the following terms and conditions:

(1) The price per share at which the Put Shares are to be sold to Seller shall be equal to the price per share that the Selling Investor would have received at the Co-Sale Closing of such Prohibited Transfer if such Selling Investor had sold such Put Shares at the Co-Sale Closing. Such purchase price of the Put Shares shall be paid in cash or such other consideration as Seller received in the Prohibited Transfer or at the Co-Sale Closing. Seller shall also reimburse the Selling Investor for any and all fees and expenses, including, but not limited to, legal fees and expenses, incurred pursuant to the exercise or attempted exercise of such Selling Investor's Rights of Co-Sale pursuant to Section 4 or in the exercise of its rights under this Section 5 with respect to the Put Shares.

(2) The Put Shares of Stock to be sold to Seller shall be of the same class or type as Transferred in the Prohibited Transfer or at the Co-Sale Closing if such Selling Investor then owns securities of such class or type. If such Selling Investor does not own any of such class or type, the Put Shares shall be shares of Common Stock (or Preferred Stock convertible into Common Stock at the option of the holder thereof.)

(3) The closing of such sale to Seller will occur within 10 days after the date of such Selling Investor's Put Notice to such Seller. At such closing, the Selling Investor shall deliver to Seller the certificate or certificates representing the Put Shares to be sold, each certificate to be properly endorsed for transfer, and immediately upon receipt thereof, such Seller shall pay the aggregate purchase price therefore, and the amount of reimbursable fees and expenses, as specified in Section 5(B)(1).

6. **Restrictive Legend and Stop Transfer Orders**.

   A.   **Legend**. Each Founder and Investor understands and agrees that the Company will cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents or instruments evidencing ownership of Seller Shares by the Founder and Investor:

   THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE SOLD, DISPOSED OF OR OTHERWISE TRANSFERRED IN COMPLIANCE WITH CERTAIN RIGHTS OF FIRST REFUSAL AND RIGHTS OF CO-SALE AS SET FORTH IN A RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT ENTERED INTO BY THE HOLDER OF THESE SHARES, THE COMPANY AND CERTAIN STOCKHOLDERS OF THE COMPANY. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY. SUCH RIGHTS OF FIRST REFUSAL AND RIGHTS OF CO-SALE ARE BINDING ON TRANSFEREES OF THESE SHARES.

   B.   **Transfer Instructions**. In order to ensure compliance with the restrictions referred to herein, Seller agrees that the Company may issue appropriate "stop transfer" certificates or instructions in the event of a Transfer in violation of any provision of this Agreement and that it may make appropriate notations to the same effect in its records.

7.   **Termination**. The Eligible Investors' Rights of First Refusal and Rights of Co-Sale shall terminate upon the earliest to occur of (i) the filing of a registration statement with respect to a Qualified Initial Public Offering, (ii) the date on which this Agreement is terminated by a writing executed by holders of at least a majority of the shares of Preferred Stock then held by the Investors (on an as converted to Common Stock basis), (iii) the dissolution or winding-up of the Company, or (iv) immediately prior to the effective date of a Change of Control. The Company's Right of First Refusal will terminate upon the earliest to occur of (i) a written election of the Company pursuant to an action by the Board of Directors, or (ii) the occurrence of any of (i), (iii), or (iv) in the preceding sentence.

8.   **Miscellaneous Provisions**.

   A.   **Notices**. All notices, and other communications given or made pursuant to this Agreement to the Company or a Voting Party shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or:

      (i) personal delivery to the party to be notified,

      (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day,

      (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or

      (iv) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery,

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with written verification of receipt.

All communications shall be sent to the respective parties at their address as set forth on the signature page hereto, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection. If notice is given to the Company, a copy shall also be sent via email to G. Scott Greenburg, FarPoint Venture Law, Seattle, Washington, scott.greenburg@farpointventurelaw.com.

With respect to any notice given under or other communication in connection with this Agreement, the Agreements, any provision of Washington law, the Company's Articles of Incorporation, the Company bylaws, and any notice to shareholders whether or not in connection herewith (collectively, "**Notice**"), the Company its officers, representatives, and assigns, each Founder, each Investor, and any other signatory to this Agreement ("**Notice Party**") affirmatively agrees that such Notice may be given by facsimile, by electronic mail, including notices with links to web sites and materials posted online at an Internet site or otherwise available for like online review, or by other non-physical electronic or photooptical commonly used delivery method ("**Electronic Notice**") to the facsimile number or email address as shown in the Company's records, as may be updated in accordance with the provisions hereof; provided, however, that such agreement is only effective with respect to a particular Investor if such Notice is sent to Investor at an electronic mail address, facsimile number or other means of electronic contact supplied by Investor and accurately entered in the Company's records.

In the case of Electronic Notice received by the Company, such Notice will not be accepted by the Company if (i) for any reason the Company's reasonable measures of verification that the sender is the person it purports to be cannot or do not allow it to verify the sender; or (ii) the Company, for any reason, is incapable of retaining, retrieving or reviewing such message or rendering it into a clearly legible tangible form.

Each Notice Party executing this Agreement hereby consents ("**Written Consent**") to the use of Electronic Notice by the Notice Party in receiving and providing Notice as long as such Notice creates a record that is capable of retention, retrieval and review and such Notice may be rendered into clearly legible tangible form. Each Notice Party hereby agrees and understands, as evidenced by execution of this Agreement, that (i) this Written Consent is meant to comply with the requirements of the applicable state law regarding notice via electronic transmission; (ii) Notice Parties receiving notice from the Company via Electronic Notice have a right to have a record provided or made available on paper or in nonelectronic form; (iii) Written Consent applies to all Notices and (iv) in order to withdraw this Written Consent with respect to a Notice Party an individual must provide the Notice Party a Notice revoking consent pursuant to the provisions of this Agreement.

B. **Successors and Assigns**. This Agreement, and any and all rights, duties, and obligations hereunder, shall not be assigned, transferred, delegated, or sublicensed by any Investor without the prior written consent of the Company. Any attempt by the Investor without such permission to assign, transfer, delegate, or sublicense any rights, duties, or obligations that arise under this Agreement shall be void. Subject to the foregoing and except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

C.   **Severability**. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, portions of such provision, or such provision in its entirety, to the extent necessary, shall be severed from this Agreement, and such court will replace such illegal, void, or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the same economic, business, and other purposes of the illegal, void, or unenforceable provision. The balance of this Agreement shall be enforceable in accordance with its terms.

D.   **Amendment**. Except as expressly provided herein, neither this Agreement nor any term hereof may be amended, waived, discharged, or terminated other than by a written instrument referencing this Agreement and signed by the Company, each Founder and the Investors holding a majority of the Common Stock issued or issuable upon conversion of the Preferred Stock (excluding any of such shares that have been sold to the public or pursuant to Rule 144); provided, however, that the Investor purchasing Shares in a Closing after the Initial Closing (as such terms are defined in the Purchase Agreement) may become a party to this Agreement by executing a counterpart of this Agreement, without any amendment of this Agreement, pursuant to this paragraph or any consent or approval of any other Investor. Any such amendment, waiver, discharge, or termination effected in accordance with this paragraph shall be binding upon each Seller, each Investor, and each future holder of shares of Preferred Stock with rights under this Agreement. The Investor acknowledges that by the operation of this paragraph, the holders of a majority of the Common Stock issued or issuable upon conversion of the Preferred Stock (excluding any of such shares that have been sold to the public or pursuant to Rule 144) will have the right and power to diminish or eliminate all rights of such Investor under this Agreement.

E.   **Continuity of Other Restrictions**. Any Seller Shares not purchased by the Company or any Eligible Investor pursuant to their Right of First Refusal hereunder will continue to be subject to all other restrictions imposed upon such Seller Shares hereunder and by law, including any restrictions imposed under the Company's First Amended and Restated Articles of Incorporation ("**Articles**"), as amended or Bylaws, or by agreement.

F.   **Governing Law**. This Agreement shall be governed in all respects by the internal laws of the State of Washington as applied to agreements entered into among Washington residents to be performed entirely within Washington, without regard to principles of conflicts of law.

G.   **Counterparts**. This Agreement may be executed in any number of counterparts, each of which shall be enforceable against the parties that execute such counterparts, and all of which together shall constitute one instrument.

H.   **Further Assurances**. Each party hereto agrees to execute and deliver, by the proper exercise of its corporate, limited liability company, partnership, or other powers, all such other and additional instruments and documents and do all such other acts and things as may be necessary to more fully effectuate this Agreement.

I.   **Conflict**. In the event of any conflict between the terms of this Agreement and the Company's Articles or Bylaws, the terms of the Company's Articles or Bylaws, as the case may be, will control. In the event of any conflict between the terms of this Agreement and any other agreement to which a Founder is a party or by which the Founder is bound, the terms of this Agreement will control. In the event of any conflict between the Company's books and records and this Agreement or any notice delivered hereunder, the Company's books and records will control absent fraud or error.

        J.   **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to sections, paragraphs, exhibits, and schedules shall, unless otherwise provided, refer to sections and paragraphs hereof and exhibits and schedules attached hereto.

        K.   **Entire Agreement**. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subjects hereof or thereof by any warranties, representations, or covenants except as specifically set forth herein.

        L.   **Delays or Omissions**. Except as expressly provided herein, no delay or omission to exercise any right, power, or remedy accruing to any party to this Agreement upon any breach or default of any other party under this Agreement shall impair any such right, power, or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party to this Agreement, shall be cumulative and not alternative.

        M.   **Telecopy Execution and Delivery**. A facsimile, telecopy, or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by facsimile or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding, and effective for all purposes. At the request of any party hereto, all parties hereto agree to execute and deliver an original of this Agreement as well as any facsimile, telecopy, or other reproduction hereof.

        N.   **Jurisdiction; Venue**. With respect to any disputes arising out of or related to this Agreement, the parties consent to the exclusive jurisdiction of, and venue in, the state courts in King County in the State of Washington (or in the event of exclusive federal jurisdiction, the courts of the Western District of Washington).

        O.   **Aggregation**. All shares of Preferred Stock of the Company held or acquired by affiliated entities or persons of an Investor (including but not limited to (i) a constituent partner or a retired partner of an Investor that is a partnership; (ii) a parent, subsidiary, or other affiliate of an Investor that is a corporation; (iii) an immediate family member living in the same household, a descendant, or a trust therefor, in the case of an Investor who is an individual; or (iv) a member of an Investor that is a limited liability company) shall be aggregated together for the purpose of determining the availability of any rights under this Agreement that are triggered by the beneficial ownership of a threshold number of shares of the Company's capital stock.

        P.   **Termination Upon a Change of Control**. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate immediately prior to the consummation of a Change of Control.

[remainder of page intentionally blank]

IN WITNESS WHEREOF, this Right of First Refusal and Co-Sale Agreement is executed as of the date first written above.

"COMPANY"

CHARRON FAVREAU, S.P.C., a
Washington social purpose corporation

By: _____
　　　　Kurt Charron, CEO

"FOUNDER":

_____
Kurt Charron

_____

INVESTORS:

_____

**and as listed on attached signature
Pages/Schedule of Investors:**

(Signature Page to Right of First Refusal and Co-Sale Agreement)

INVESTOR SIGNATURE PAGE TO:

CHARRON FAVREAU, S.P.C.

INVESTORS' RIGHTS AGREEMENT DATED FEBRUARY 1, 2019
RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT DATED FEBRUARY 1, 2019
VOTING AGREEMENT DATED JANUARY 18, 2019

The undersigned Investor hereby executes this signature page and in doing so acknowledges receipt and review of the Charron Favreau, S.P.C. 2019 Confidential Offering Materials, confirms the undersigned's prior execution of a purchase agreement to purchase the number of shares of Common Stock of Charron Favreau, S.P.C. listed below, and agrees to the terms of the above listed Investors' Rights Agreement, Right of First Refusal and Co-Sale Agreement and Voting Agreement.

Date: _____

Number of Shares:

INVESTOR:

_____
(Print name of individual or entity investing)

_____
*(Signature of individual Investor or
authorized representative)*

Name & Title: _____
(If authorized representative)

Address:

Phone:

Email:

Investor Signature Page--Charron Favreau Common Stock

EXHIBIT A

SCHEDULE OF INVESTORS

EXHIBIT B

<u>NOTICE OF SHARE TRANSFER</u>

I, _____, wish to transfer _____ shares of_____ stock of the Company (the "Seller Shares") pursuant to a (please check one): sale ( ) other ( ) (please describe) _____
_____

I propose to transfer Seller Shares to the following entities and individuals:

1. Proposed Transferee #1   [amount, type and price of shares]
   [Address]
   [Phone Number]

2. Proposed Transferee #2   [amount, type and price of shares]
   [Address]
   [Phone Number]

3. Proposed Transferee #3   [amount, type and price of shares]
   [Address]
   [Phone Number]

The cash consideration for Seller Shares totals $_____. The fair market value of the non-cash consideration for Seller Shares, if any, as of the date of this Notice totals $_____.

The non-cash consideration consists of (please describe in reasonable detail):_____
_____.

Pursuant to the Right of First Refusal and Co-Sale Agreement, dated as of August __, 2008, I write to inform you of your Right of First Refusal and your Right of Co-Sale with respect to Seller Shares. If you choose to do so, you may exercise one (but not both) of these rights with respect to Seller Shares by returning this Notice to me, at the address below, with a copy to Charron Favreau, S.P.C. If you decline your right to do so, you need not return anything.

I exercise my Right of First Refusal ❑

I exercise my Right of Co-Sale   ❑

I wish to (circle one, not both) buy / sell _____ shares of _____ stock.

WE MUST RECEIVE YOUR NOTICE BY <u>20 days after the date Notice is deemed to have been received by Company and Eligible Investors</u>. There is no extension of this deadline.

[Seller's Address and Name]

[Company's Address and Contact]

B-2